Filed by FairPoint Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: FairPoint Communications, Inc.
Commission File No. 001-32408

This filing relates to the Agreement and Plan of Merger, dated as of January 15, 2007, by and among FairPoint Communications, Inc. (the “Company”), Verizon Communications Inc. (“Verizon”) and Northern New England Spinco Inc. (“Spinco”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of April 20, 2007, Amendment No. 2 to Agreement and Plan of Merger, dated as of June 28, 2007, and Amendment No. 3 to Agreement and Plan of Merger, dated as of July 3, 2007 (as amended, the “Merger Agreement”), in each case, by and among the Company, Verizon and Spinco, pursuant to which, subject to certain conditions, the Company and Spinco will merge, with the Company as the surviving entity (the “Merger”).

Important Information About the Merger

The Company has filed, and the Securities and Exchange Commission (“SEC”) has declared effective, a registration statement, including a proxy statement, in connection with the Merger.  The Company urges investors to read these documents and other materials filed and to be filed by the Company relating to the Merger because they contain and will contain important information.  Investors may obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about the Company and the Merger, at www.sec.gov, the SEC’s website.  Investors may also obtain free copies of these documents and the Company’s other SEC filings at www.fairpoint.com under the Investor Relations section, or by written request to FairPoint Communications, Inc., 521 E. Morehead Street, Suite 250, Charlotte, NC 28202, Attention: Investor Relations.

The Company and the Company’s directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the Merger and related transactions.  Information about the Company’s directors and executive officers and other potential participants in the solicitation of proxies is available in the Company’s proxy statement for its 2007 annual meeting of shareholders, dated July 16, 2007.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This filing and the attached material may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended, including without limitation, statements containing the words “expects,”

“anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions and statements related to potential cost savings and synergies expected to be realized in the Merger. Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or developments to differ materially from those expressed or implied by these forward-looking statements. Such factors include those risks described from time to time in the Company’s filings with the SEC, including, without limitation, the risks described in the Company’s most recent Annual Report on Form 10-K/A on file with the SEC. These factors should be considered carefully and you are cautioned not to place undue reliance on such forward-looking statements. All information is current as of the date of this filing, and the Company undertakes no duty to update this information.

Attached as Annex 1 hereto is a letter that was mailed to holders of the Company’s common stock in connection with the annual meeting beginning on August 2, 2007.  The material attached as Annex 1 may be deemed soliciting material in connection with the meeting of the Company’s stockholders to be held pursuant to the Merger Agreement and a prospectus in connection with the issuance of common stock of the Company to stockholders of Spinco in the Merger.

ANNEX 1

521 East Morehead Street, Suite 250

Charlotte, North Carolina 28202

Vote FOR the Proposed Merger with the local exchange business of Verizon Communications Inc. in

Maine, New Hampshire and Vermont (Proposal 1) and Vote FOR Proposals 2, 3 and 4

August 2, 2007

Dear Fellow FairPoint Stockholder:

We recently sent you a proxy statement detailing the proposed merger of FairPoint Communications, Inc. (FairPoint) with the local exchange business of Verizon Communications Inc. (Verizon) in Maine, New Hampshire and Vermont. Upon closing of the merger, FairPoint would be the surviving corporation and FairPoint stockholders would own approximately 40% of the combined company which will be a much larger, and we believe financially stronger, company.

Your Board unanimously recommends that stockholders approve the proposed merger (and the issuance of FairPoint common stock pursuant to the merger agreement) at the annual meeting of stockholders on August 22, 2007. Upon consummation of the merger, FairPoint expects to benefit from operating synergies, investment in efficient support systems, increased free cash flow, increased dividend stability and significantly greater economies of scale. We urge you to read the proxy statement carefully and vote FOR the merger and the other proposals by signing, dating, and returning the enclosed proxy card today. You may also vote by telephone or on the Internet.

We have outlined below some of the key reasons why your Board believes that the proposed merger is in the best interests of our stockholders.

•                                          Following the proposed merger, we will operate under the FairPoint name as the 8th largest telecommunications provider in the U.S., based on the expected increase from 310,180 total access line equivalents (as of March 31, 2007) to 1,986,838 access line equivalents (as of March 31, 2007), including wholesale access lines. This increased size will provide us with greater operational efficiencies and economies of scale.

•                                          We believe that our financial position will be stronger following the proposed merger, with pro forma leverage expected to improve to approximately 4.1 times Adjusted EBITDA (as defined in FairPoint’s credit agreement, which definition is set forth in the proxy statement) and an improved pro forma dividend payout ratio after anticipated cost savings. We expect improved revenue opportunities to be achieved through new product bundles, increased broadband availability, and a superior level of service to each of our customers supported by local sales and service employees.

•                                          We expect that the merger will allow us to improve customer service in Maine, New Hampshire and Vermont through the expanded offering of broadband services to communities which do not currently have access or which have only limited access.

•                                          The merger would result in a revenue stream tied more to our marketing and sales success and less reliant upon support revenues driven by existing regulatory policy.

•                                          In connection with the merger, we believe that we are making a prudent investment in systems development and integration to create a state-of-the-art back office to support our goals of providing leading edge communications for customers and adding products and features which will increase our competitiveness in the marketplace.

•                                          The merger would produce a more attractive geographic footprint.

Please review the proxy statement for more detailed information about the merger and the proposals to be voted on at the annual meeting.

Your Board unanimously urges you to vote FOR the proposed merger (and the issuance of FairPoint common stock pursuant to the merger agreement) and the other proposals on the enclosed proxy card. To be approved, the proposed merger needs the affirmative vote of a majority of the voting power of the outstanding shares of FairPoint common stock entitled to vote on the proposal. Remember: Not voting at all, or voting “Abstain,” will have the same effect as a vote against the proposed merger but will not be counted as votes cast with respect to the other proposals, thus having no effect on the results of the votes on such other proposals. Please vote FOR the merger and the other proposals today.

On behalf of your Board, I thank you for your support and appreciate your consideration of this matter.

Sincerely,

Eugene B. Johnson

Chairman of the Board of Directors and

Chief Executive Officer

If you need assistance in voting your shares, please contact:

Morrow & Co., Inc.

470 West Avenue

Stamford, CT 06902

Tel: (203) 658-9400

Toll Free: (800) 607-0088

This letter may contain forward-looking statements that are not based on historical fact, including without limitation, statements containing the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions. Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or developments to differ materially from those expressed or implied by these forward-looking statements. Such factors include those risks described from time to time in FairPoint’s filings with the Securities and Exchange Commission, including, without limitation, the risks described in the proxy statement. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. All information is current as of the date of this letter, and FairPoint undertakes no duty to update this information.